PILLOW, INC.

Unaudited Financial Statements For The Period Ended October 15, 2017

October 27, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Pillow, Inc.
Jacksonville Beach, FL

We have reviewed the accompanying balance sheet of Pillow, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 27, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PILLOW, INC.
BALANCE SHEET
OCTOBER 15, 2017
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LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (2,000,000 shares authorized, 1,400,539 shares issued and outstanding, no par value)	$	-
Additional Paid in Capital		88
Retained Earnings (Deficit)		(88)
TOTAL SHAREHOLDERS' EQUITY		-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	-

PILLOW, INC.
INCOME STATEMENT
FROM SEPTEMBER 5, 2017 - OCTOBER 15, 2017
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Operating Income

Revenue	$	937

Operating Expense

Accounting	399
Research & Development	278
Marketing & Advertising	278
General and Administrative	70
	1,025

Net Income	$	(88)

PILLOW, INC.
STATEMENT OF CASH FLOWS
FROM SEPTEMBER 5, 2017 - OCTOBER 15, 2017
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Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(88)
Net Cash Flows From Operating Activities		(88)

Cash Flows From Financing Activities

Additional Paid In Capital		88
Net Cash Flows From Financing Activities		88

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

PILLOW, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
OCTOBER 15, 2017

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Pillow, Inc. ("the Company") is a corporation organized under the laws of the State of Florida. The Company has developed an app and runs a service that helps couples build and maintain a strong relationship.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Florida. The Company incurred net operating loss during period. If a net operating loss is sustained for the tax year, it may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filing for 2017 will be subject to review by the Internal Revenue Service until 2021.

Advertising Expense

Advertising costs are expensed as incurred.

NOTE C- EQUITY

Preferred Stock

The company has 500,000 shares of authorized, but unissued Preferred Stock with a par value of $0.0001 per share. Each share of Preferred Stock is convertible into one share of Common Stock, subject to proportional adjustments for stock splits, stock dividends and similar occurrences, at any time, at the option of the holder thereof, upon written notice to the Corporation.

PILLOW, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

In contrast to Common Stock, Preferred Stock has no voting rights. However, liquidation preference and dividend payout are prioritized to Preferred Stock holders.

Options and Reserved Stock

The Company has 500,000 shares of reserved Common Stock. The Company plans to have 92,411 shares of Common Stock designated for an Option Pool. The Company will also have 7,050 options, each convertible to one share of Common Stock. These options may later contain more detailed terms and requirements.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 27, 2017, the date that the financial statements were available to be issued.